FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

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Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person* **MILLER, J. IRWIN** (Last) (First) (Middle)	2. Issuer Name and Ticker or Trading Symbol **Irwin Financial Corporation (IFC)**		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director __X__ 10% owner _____ Officer (give title below) _____ Other (Specify below) **TITLE**
PO BOX 808 (Street)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for (Month/Day/Year) **03/11/2003**	
Columbus, IN 47202-0808 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint Group Filing (Check Applicable Line) __X__ Form filed by One Reporting Person ____ Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
COMMON STOCK	**03/10/03**		**M**		**800**	**A**	**$13.687500**		**D**	
COMMON STOCK	**03/10/03**		**F**		**622**	**D**	**$17.620000**		**D**	
COMMON STOCK	**03/10/03**		**M**		**169**	**A**	**$16.968750**		**D**	
COMMON STOCK	**03/10/03**		**F**		**163**	**D**	**$17.620000**	**5,176,038**	**D**	
COMMON STOCK								**132,535**	**I**	**BY SPOUSE**
COMMON STOCK								**5,160,592**	**I**	**BY TRUST**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 3
SEC 1474(3-99)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
NON-QUALIFIED STOCK OPTION (RIGHT TO BUY)	**$13.687500**	**03/10/03**		**M**			**800**		**04/30/07**	**COMMON STOCK**	**800**		**0**	**D**	
NON-QUALIFIED STOCK OPTION (RIGHT TO BUY)	**$16.968750**	**03/10/03**		**M**			**169**		**04/26/10**	**COMMON STOCK**	**169**		**0**	**D**	

Explanation of Responses: **See continuation page(s) for footnotes**

/S/ — **03/11/2003**

**Signature of Reporting Person — Date

(NAME) BY: SARLA KALSI
ATTORNEY IN FACT

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

FORM 4 (continued)

MILLER, J. IRWIN   Irwin Financial Corporation (IFC)
PO BOX 808   03/11/2003
Columbus IN 47202-0808

FOOTNOTES: